FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Playford, Gilbert E.	2. Issuer Name and Ticker or Trading Symbol GrafTech International Ltd. (GTI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o GrafTech International Ltd. 1521 Concord Pike, Suite 301	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/22/2002
(Street) Wilmington,, DE 19803		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								35,000	D
Common Stock								100,000(1)	D
Common Stock								9,786	I	By Discount Stock Fund.(2)
Common Stock								32,714	I	By Compensation Deferral Plan.(3)
Common Stock								54,000(4)	D
Common Stock								1,110	I	By Regular Stock Fund.(5)
Common Stock	11/22/02		P		1,200	A	$4.30	1,200	I	By Spouse. The reporting person disclaims beneficial ownership of these securities.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Time options (right to buy)	$30.5891							(6)	01/25/07	Common Stock	300,000		300,000	D
Time options (right to buy)	$17.0625							(7)	09/28/08	Common Stock	300,000		300,000	D
Time options (right to buy)	$8.56							12/15/02	12/15/10	Common Stock	300,000		300,000	D
Time options (right to buy)	$8.85							(8)	9/25/11	Common Stock	274,000		274,000	D

Explanation of Responses:

(1) Of such shares, (a) 70,000 will vest on June 30, 2003 and (b) 30,000 will vest on December 31, 2004, provided that the reporting person is still employed by GrafTech on those dates.
(2) Represents the number of units attributable to the reporting person's participation through automatic payroll deductions in the Company Discount Stock Fund option of the UCAR Carbon Savings Program. The amount of units reported is given as of the last business day of the month preceding the transaction(s) reported in this filing.
(3) Represents obligations attributable to the reporting person's participation through automatic payroll deductions whose value is based on on the Common Stock under the Company's Compensation Deferral Program. The reporting person disclaims beneficial ownership of these securities. This represents a change in reporting policy on which the amount of obligations is now based on the number of units beneficially owned by the reporting person instead of the number of shares.
(4) On June 28, 2002, the Board of Directors accelerated the vesting of all 54,000 shares granted to the reporting person.
(5) Represents the number of units attributable to the reporting person's participation through automatic payroll deductions n the Company Stock Fund option of the UCAR Carbon Savings Plan. The amount of units reported is given as of the last business day of the month preceding the transaction(s) reported in this filing.
(6) 200,000 of such options became exercisable on June 22, 2000 and 100,000 of such options became exercisable on June 22, 2001.
(7) Of such options, 100,000 vested on each of May 21, 1999, July 14, 1999 and September 29, 1999.
(8) Options were granted as part of an annual grant. Of such options, 41,000 vested on September 25, 2001 and 233,000 will vest on September 25, 2003.

By: /s/ Karen G. Narwold Karen G. Narwold, Attorney-in-fact for Gilbert E. Playford **Signature of Reporting Person	November 26, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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